Mail Stop 4561

June 13, 2007

Mr. Earnest Mathis
President
Birch Branch, Inc.
2560 W. Main Street, Suite 200
Littleton, CO 80120

> **Re:** **Birch Branch, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed September 1, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2006 and**
> **December 31, 2006**
> **Filed November 14, 2006 and February 14, 2007**
> **File No. 0-50936**

Dear Mr. Mathis:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief